82

07026199

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Topaz Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

FILE NO. 82- 01185 FISCAL YEAR 11-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 8/22/07

82-1285



11-30-06
AR/S

**PACIFIC TOPAZ RESOURCES LTD.**

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2006 and 2005

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

**AMISANO HANSON**
CHARTERED ACCOUNTANTS

## AUDITORS' REPORT

To the Shareholders,
Pacific Topaz Resources Ltd.

We have audited the consolidated balance sheets of Pacific Topaz Resources Ltd. as at November 30, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
March 21, 2007

*"AMISANO HANSON"*
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

**PACIFIC TOPAZ RESOURCES LTD.**
CONSOLIDATED BALANCE SHEETS
November 30, 2006 and 2005

| **ASSETS** | 2006 | 2005 |
|---|---|---|
| Current | | |
| Cash | $ 22 | $ 28 |
| GST receivable | 19,818 | 3,387 |
| Prepaid expenses | 317 | 829 |
| | 20,157 | 4,244 |
| Equipment – Note 3 | 1,254 | 1,579 |
| Resource properties – Note 4 | 329,789 | 299,789 |
| | $ 351,200 | $ 305,612 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities | $ 388,245 | $ 182,899 |
| Due to related parties – Note 6 | 113,920 | 19,739 |
| | 502,165 | 202,638 |
| **SHAREHOLDERS' EQUITY (DEFICIENCY)** | | |
| Share capital – Notes 5 and 8 | 4,843,187 | 4,843,187 |
| Contributed surplus – Note 5 | 576,845 | 119,703 |
| Deficit | (5,570,997) | (4,859,916) |
| | (150,965) | 102,974 |
| | $ 351,200 | $ 305,612 |

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 5
Subsequent Events – Note 8

APPROVED BY THE DIRECTORS:

| | | | |
|---|---|---|---|
| *"Raymond Roland"* | Director | *"James Boyce"* | Director |
| Raymond Roland | | James Boyce | |

SEE ACCOMPANYING NOTES

**PACIFIC TOPAZ RESOURCES LTD.**
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended November 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| General and administrative expenses | | |
| Amortization | $ 325 | $ 446 |
| Automobile | 7,560 | 189 |
| Bank charges and interest | 7,702 | 110,013 |
| Consulting fees – Note 6 | 30,000 | 30,000 |
| Filing fees | 8,402 | 16,380 |
| Investor relations | 9,939 | - |
| Management fees | 34,000 | 30,000 |
| Office and miscellaneous | 4,384 | 4,548 |
| Professional fees | 101,962 | 73,862 |
| Rent | 36,000 | 36,000 |
| Stock-based compensation – Note 5 | 457,142 | 119,703 |
| Transfer agent fees | 3,685 | 3,529 |
| Travel and promotion | 9,980 | 3,909 |
| Loss before other item | (711,081) | (428,579) |
| Other item: | | |
| Property investigation costs | - | (19,150) |
| Net loss for the year | (711,081) | (447,729) |
| Deficit, beginning of the year | (4,859,916) | (4,412,187) |
| Deficit, end of the year | $ (5,570,997) | $ (4,859,916) |
| Basic and diluted loss per share | $ (0.02) | $ (0.01) |
| Weighted average number of shares outstanding | 36,052,841 | 23,753,992 |

SEE ACCOMPANYING NOTES

**PACIFIC TOPAZ RESOURCES LTD.**
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended November 30, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| Operating Activities | | |
| Net loss for the year | $ (711,081) | $ (447,729) |
| Add items not affecting cash: | | |
| Amortization | 325 | 446 |
| Stock-based compensation | 457,142 | 119,703 |
| | (253,614) | (327,580) |
| Changes in non-cash working capital items related to operations: | | |
| GST receivable | (16,431) | (11,052) |
| Prepaid expenses | 512 | (412) |
| Accounts payable and accrued liabilities | 205,346 | (814,445) |
| Due to related parties | 94,181 | (124,305) |
| Notes payable | - | (66,090) |
| | 29,994 | (1,343,884) |
| Investing Activity | | |
| Increase in resource properties | (30,000) | (90,133) |
| Financing Activities | | |
| Issuance of common shares for cash | - | 1,485,876 |
| Deferred share issue costs | - | 14,124 |
| Share subscriptions | - | (66,000) |
| | - | 1,434,000 |
| Decrease in cash during the year | (6) | (17) |
| Cash, beginning of the year | 28 | 45 |
| Cash, end of the year | $ 22 | $ 28 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for: | | |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a public company listed on the TSX Ventures Exchange. The Company was incorporated under the Business Corporations Act (British Columbia) and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2006, the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,570,997 since its inception, has a working capital deficiency of $482,008 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company transactions and balances have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

| | |
|---|---|
| Office furniture | 20% |
| Computer equipment | 30% |

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

e) Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities and due to related parties approximate fair value due to the short-term maturity of these instruments. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely-than-not that they can be realized.

h) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At November 30, 2006, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

Note 3 Equipment

| | November 30, 2006 | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net |
| Office furniture | $ 2,052 | $ 870 | $ 1,182 |
| Computer equipment | 1,248 | 1,176 | 72 |
| | $ 3,299 | $ 2,045 | $ 1,254 |

| | November 30, 2005 | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net |
| Office furniture | $ 2,052 | $ 575 | $ 1,477 |
| Computer equipment | 1,248 | 1,146 | 102 |
| | $ 3,299 | $ 1,720 | $ 1,579 |

Note 4 Resource Properties

| | Yukon Property | Nugget Queen Claim Group | Total |
|---|---|---|---|
| Acquisition costs | | | |
| Balance, beginning and end of the year | $ - | $ 175,000 | $ 175,000 |
| Deferred exploration costs | | | |
| Balance, beginning of the year | - | 34,656 | 34,656 |
| Lab and assay | - | 133 | 133 |
| Advance on exploration expenditures | - | 90,000 | 90,000 |
| Balance, end of the year | - | 124,789 | 124,789 |
| Balance, November 30, 2005 | $ - | $ 299,789 | $ 299,789 |
| Acquisition costs | | | |
| Balance, beginning and end of the year | $ - | $ 175,000 | $ 175,000 |
| Deferred exploration costs | | | |
| Balance, beginning of the year | - | 124,789 | 124,789 |
| Advance on exploration expenditures | 30,000 | - | 30,000 |
| Balance, end of the year | 30,000 | 124,789 | 154,789 |
| Balance, November 30, 2006 | $ 30,000 | $ 299,789 | $ 329,789 |

Note 4 Resource Properties – (cont'd)

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia. The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation.

Yukon Property

During the year ended November 30, 2006, the Company paid $30,000 as an exploration advance relating to Yukon placer mining claims.

Note 5 Share Capital – Note 8

a) Authorized:

100,000,000 common shares without par value

b) Issued:

| | | Shares | Amount |
|---|---|---|---|
| Balance, November 30, 2004 | | 7,481,413 | $ 3,357,311 |
| For cash: | | | |
| Pursuant to private placement | - at $0.0525 | 28,571,428 | 1,500,000 |
| Share issue costs | | - | (14,124) |
| Balance, November 30, 2006 and 2005 | | 36,052,841 | $ 4,843,187 |

c) Share Purchase Warrants

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning of the year | 28,571,428 | $0.10 | 28,571,428 | $0.10 |
| Granted | - | $ - | - | $ - |
| Outstanding, end of the year | 28,571,428 | $0.10 | 28,571,428 | $0.10 |

Note 5 Share Capital – Note 8 – (cont'd)

c) Share Purchase Warrants – (cont'd)

At November 30, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

| Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 28,571,428 | $0.10 | May 5, 2007 |

d) Stock Option Plan

The Company has a stock option plan under which it is authorized to grant share purchase options to acquire up to 10% of the issued and outstanding common shares of the Company to executive officers and directors, employees and consultants. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant and vest when granted.

On February 10, 2006, the Company granted 2,857,143 share purchase options to directors and officers, exercisable for up to two years at $0.18 per share.

A summary of the status of the Company's stock option plan as at November 30, 2006 and 2005 and changes during the years then ended is presented below:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning of the year | 748,141 | $0.25 | - | $ - |
| Granted | 2,857,143 | $0.18 | 748,141 | $0.25 |
| Outstanding, end of the year | 3,605,284 | $0.19 | 748,141 | $0.25 |

At November 30, 2006, 3,605,284 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

| Options | Exercise Price | Expiry Date |
|---|---|---|
| 748,141 | $0.25 | March 2, 2007 |
| 2,857,143 | $0.18 | March 7, 2008 |
| 3,605,284 | | |

Note 5 Share Capital – Note 8 – (cont'd)

d) Stock Option Plan – (cont'd)

The fair value of $457,142 (2005: $119,703) of the share purchase options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 3.98% | 4.50% |
| Dividend yield | Nil | Nil |
| Expected stock price volatility | 117% | 125% |
| Weighted average expected stock option life | 2 years | 2 years |

e) Escrow

At November 30, 2006, 87,499 (2005: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 6 Related Party Transactions

During the year ended November 30, 2006, the Company incurred consultation fees of $30,000 (2005: $30,000) with a company controlled by the President of the Company. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

As at November 30, 2006, due to related parties of $113,920 (2005: $19,739) are owing to directors of the Company or companies with a common director and are unsecured with no stated interest or repayment terms.

Note 7 Future Income Taxes

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

| | Years ended November 30, 2006 | Years ended November 30, 2005 |
|---|---|---|
| Future income tax assets | | |
| Non-capital losses carried forward | $ 533,299 | $ 526,560 |
| Exploration and development expenses | 233,352 | 243,474 |
| | 766,651 | 770,034 |
| Valuation allowance for future income tax assets | (766,651) | (770,034) |
| | $ - | $ - |

Note 7 Future Income Taxes – (cont'd)

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

At November 30, 2006, the Company has accumulated capital losses of $66,311, Canadian and foreign exploration and development expenses of $1,013,706 and non-capital losses totalling $1,563,011, which are available to offset future year's taxable income. The non-capital losses expire as follows:

| | |
|---|---|
| 2007 | $ 183,237 |
| 2008 | 110,922 |
| 2009 | 161,612 |
| 2010 | 185,831 |
| 2014 | 351,367 |
| 2015 | 321,986 |
| 2026 | 248,056 |
| | $ 1,563,011 |

Note 8 Subsequent Events

i) On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants outstanding at November 30, 2006.

ii) On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised.

**PACIFIC TOPAZ RESOURCES LTD.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**

**MARCH 29, 2007**

For the year ended November 30, 2006, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of March 29, 2007 provides information on the operations of the Company for the year ended November 30, 2006 and subsequent to the year end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2006 and 2005.

**OVERVIEW**

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties.

**Mineral Properties**

| | Yukon 30-Nov-06 | Nugget Queen 30-Nov-06 | Total 30-Nov-06 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | - | 124,789 | 124,789 |
| Addition: | | | - |
| Geological consulting | - | - | - |
| Lab and assay | - | - | - |
| Travel | - | - | - |
| | - | 124,789 | 124,789 |
| Advance on exploration expenditures | 30,000 | - | 30,000 |
| Balance at end of period | $ 30,000 | $ 299,789 | $ 329,789 |

**Mineral Properties – Cont'd**

| | Yukon 30-Nov-05 | Nugget Queen 30-Nov-05 | Total 30-Nov-05 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | - | 34,656 | 34,656 |
| Addition: | | | - |
| Geological consulting | - | - | - |
| Lab and assay | - | 133 | 133 |
| Travel | - | - | - |
| | - | 34,789 | 34,789 |
| Advance on exploration expenditures | - | 90,000 | 90,000 |
| Balance at end of period | $ - | $ 299,789 | $ 299,789 |

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The area of south-western BC, where the Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property. The program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

**Mineral Properties – Cont'd**

Nugget Queen Gold/Silver Property, British Columbia, Canada – (cont'd)

Highlights from a rock sampling program are as follows:

| Sample Number | Sample Type (width metres) | Vein Number | Gold grams per ton | Silver Grams per ton |
|---|---|---|---|---|
| 01518 | Grab | 6 | 16.10 | 312.0 |
| 01520 | Chip | 8 | 12.15 | 70.8 |
| 01524 | Grab | 4 | 4.68 | 33.8 |
| 01527 | Chip | 2 | 1.63 | 0.5 |
| 01530 | Chip/chan (0.9) | 2 | 5.52 | 3.0 |

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with a dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $428,687 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

**Mineral Properties – Cont'd**

Nugget Queen Gold/Silver Property, British Columbia, Canada – (cont'd)

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 and incurring exploration expenditures of $200,000 by May 1, 2006. The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation. The Company is currently preparing to conduct further exploration on the property.

Yukon Property

During the year ended November 30, 2006, the Company paid $30,000 as an exploration advance relating to Yukon placer mining claims.

Other Properties

The Company was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

On February 22, 2006, the Company announced that further to its news release dated September 22, 2005, it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

**SELECTED FINANCIAL INFORMATION**

The following table presents selected financial information for the last three fiscal years ended November 30, 2006, 2005 and 2004:

| | Year Ended 30-Nov-06 | Year Ended 30-Nov-05 | Year Ended 30-Nov-04 |
|---|---|---|---|
| | Audited | Audited | Audited |
| | $ | $ | $ |
| Revenue | - | - | - |
| Net income (loss) | (711,081) | (447,729) | (361,814) |
| Basic and diluted earning (loss) per share | (0.02) | (0.01) | (0.05) |
| Total assets | 351,200 | 305,612 | 226,582 |

**PACIFIC TOPAZ RESOURCES LTD.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**

## RESULTS OF OPERATIONS

For the year ended November 30, 2006, the net loss was $711,081 or $0.02 per share compared to the net loss of $447,729 or $0.01 per share (58.82% increase) for the comparable period in 2005. The increase of $263,352 in net loss was primarily due to an increase of $7,371 in automobile expenses, $4,000 in management fees, $28,100 in professional fees, $337,439 in stock based compensation, and $6,071 in travel and promotion, which was offset by a decrease of $102,311 in bank charges and interest, $7,978 in filing fees, and $19,150 in property investigation costs.

For the year ended November 30, 2005, the net loss was $447,729 or $0.01 per share compared to the net loss of $361,814 or $0.05 per share (23.75% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the increase of $119,703 (2004: $Nil) in stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005. Also, it is due to an increase of $25,000 in consulting fees, $19,914 in interest charges, and $4,947 in filing fees which were offset by the decrease of $68,443 in professional fees, $8,706 in travel and promotion, and $6,716 in office and miscellaneous.

## REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

## SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

| | 2006 | 2006 | 2006 | 2006 | 2005 | 2005 | 2005 | 2005 |
|---|---|---|---|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net income (loss) | (360,880) | (45,214) | (252,644) | (52,343) | (132,331) | (73,984) | (179,389) | (62,025) |
| Basic/diluted earning (loss) per share | (0.01) | (0.00) | (0.01) | (0.00) | (0.00) | (0.00) | (0.02) | (0.01) |

For the quarter ended November 30, 2006, the net loss was $360,880 or $0.01 per share compared to the net loss of $132,331 or $0.003 per share (172.71% increase) for the comparable period in 2005. The increase of $228,549 in net loss was primarily due to an increase of $4,000 in management fees, $79,940 in professional fees, $188,609 in stock based compensation, and $7,792 in investor relations, travel and promotion, which was offset by a decrease of $9,869 in bank charges and interest, $2,300 in filing fees, $9,028 in office and miscellaneous, $19,150 in property investigation costs, and $11,682 in prior year adjustment.

## SUMMARY OF QUARTERLY RESULTS – (cont'd)

During the quarter ended November 30, 2006, the Company incurred automobile expenses of $271 (2005: $Nil), bank charges and interest of $4,277 (2005: $14,146), consulting fees of $7,500 (2005: $7,500), filing fees recovery of $1,371 (2005: $929), investor relations of $9,939 (2005: $nil), management fees of $11,500 (2005: $7,500), office and miscellaneous recover of $8,586 (2005: $442 expense), professional fees of $84,255 (2005: $4,315), rent of $9,000 (2005: $9,000), transfer agent fees of $745 (2005: $749), travel and promotion recovery of $992 (2005: $1,155), and recorded amortization of $82 (2005: $112), stock based compensation of $255,942 (2005: $67,333), property investigation costs of $nil (2005: $19,150), and prior year adjustment recovery of $11,682 (2005: $nil).

## LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2006, the Company had a working capital deficiency of $482,008 compared to $198,394 as at November 30, 2005. At the same time, the Company held cash on hand of $22 (2005: $28) and liabilities totalled $502,165 (2005: $202,638). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

## SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

| | Number | Amount |
|---|---|---|
| Balance, November 30, 2005 | 36,052,841 | $ 4,843,187 |
| For cash | - | - |
| Balance, November 30, 2006 | 36,052,841 | 4,843,187 |
| For cash: | | |
| Exercise of share purchase warrants | 250,000 | 25,000 |
| Balance, March 29, 2007 | 36,302,841 | $ 4,868,187 |

**SHARE CAPITAL** – (cont'd)

(b) Issued – (cont'd)

At November 30, 2006, 87,499 (2005: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

(c) Share Purchase Warrants:

At November 30, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 28,571,428 | $0.10 | May 5, 2007 |

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants outstanding at November 30, 2006.

(d) Stock Option Plan:

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. These options were re-priced at S0.35 per share on October 3, 2005.

On February 10, 2006, the Company cancelled the re-priced options announced on October 3, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

**SHARE CAPITAL** – (cont'd)

(d) Stock Option Plan – (cont'd)

A summary of the status of the Company's stock option plan as of November 30, 2006 and 2005 and changes during the periods then ended is presented below:

| | 30-Nov-06 | | 30-Nov-05 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning | 748,141 | $ 0.25 | - | $ - |
| Granted | 2,857,143 | 0.18 | 748,141 | 0.25 |
| Outstanding, ending | 3,605,284 | $ 0.19 | 748,141 | $ 0.25 |

At November 30, 2006, 3,605,284 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 748,141 | $0.25 | March 2, 2007 |
| 2,857,143 | $0.18 | March 7, 2008 |

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised.

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended November 30, 2006, the Company recorded a non-cash compensation charge of $457,142 (2005: $119,703) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.16 (2005: $0.16) per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 3.98% | 4.50% |
| Dividend yield | Nil | Nil |
| Expected stock price volatility | 117% | 125% |
| Weighted average expected stock option life | 2 years | 2 years |

# PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

### RELATED PARTY TRANSACTIONS

During the year ended November 30, 2006, the Company incurred consultation fees of $30,000 (2005: $30,000) with a company controlled by the President of the Company. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

As at November 30, 2006, due to related parties of $113,920 (2005: $19,739) are owing to directors of the Company or companies with a common director and are unsecured with no stated interest or repayment terms.

### RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

### FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

### INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

82-1285

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

**CERTIFIED COPY**
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
May 11, 2007

*This Notice of Articles was issued by the Registrar on: May 11, 2007 03:08 PM Pacific Time*

*Incorporation Number:* **BC0260471**

*Recognition Date: Incorporated on February 21, 1983*

## NOTICE OF ARTICLES

**Name of Company:**

PACIFIC TOPAZ RESOURCES LTD.

## REGISTERED OFFICE INFORMATION

**Mailing Address:**
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

**Delivery Address:**
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

## RECORDS OFFICE INFORMATION

**Mailing Address:**
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

**Delivery Address:**
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

## DIRECTOR INFORMATION

**Last Name, First Name, Middle Name:**
BOYCE, JAMES

| **Mailing Address:** | **Delivery Address:** |
| --- | --- |
| 1376 ARBORLYNN DRIVE<br>NORTH VANCOUVER BC V7J 2V3<br>CANADA | 1376 ARBORLYNN DRIVE<br>NORTH VANCOUVER BC V7J 2V3<br>CANADA |

**Last Name, First Name, Middle Name:**
ROLAND, RAYMOND W.

| **Mailing Address:** | **Delivery Address:** |
| --- | --- |
| 305 1132 HARO STREET<br>VANCOUVER BC V6E 1C9<br>CANADA | 305 1132 HARO STREET<br>VANCOUVER BC V6E 1C9<br>CANADA |

**Last Name, First Name, Middle Name:**
RIZZUTI, JOHN

| **Mailing Address:** | **Delivery Address:** |
| --- | --- |
| 501-905 WEST PENDER STREET<br>VANCOUVER BC V6C 1L6<br>CANADA | 501-905 WEST PENDER STREET<br>VANCOUVER BC V6C 1L6<br>CANADA |

**Last Name, First Name, Middle Name:**
RIDD, IRVIN

| **Mailing Address:** | **Delivery Address:** |
| --- | --- |
| 39-3750 EDGEMONT BLVD.<br>NORTH VANCOUVER BC V7R 2P8<br>CANADA | 39-3750 EDGEMONT BLVD.<br>NORTH VANCOUVER BC V7R 2P8<br>CANADA |

## AUTHORIZED SHARE STRUCTURE

| | | | |
| --- | --- | --- | --- |
| 1. | No Maximum | COMMON Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

82-1208

Date and Time: May 11, 2007 03:08 PM Pacific Time

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Alteration

*FORM 11*
*BUSINESS CORPORATIONS ACT*
*Section 257*

RECEIVED
2007 AUG 22 A 4:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

| | |
|---|---|
| *Filed Date and Time:* | **May 11, 2007 03:08 PM Pacific Time** |
| *Alteration Date and Time:* | **Notice of Articles Altered on May 11, 2007 03:08 PM Pacific Time** |

## NOTICE OF ALTERATION

**Incorporation Number:**
BC0260471

**Name of Company:**
PACIFIC TOPAZ RESOURCES LTD.

### ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

### PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

### AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | No Maximum | COMMON Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

82-1285



# PACIFIC TOPAZ RESOURCES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

## NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Pacific Topaz Resources Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

| | | | |
|---|---|---|---|
| 1 | CUSIP Number | : | 694933 10 2 |
| 2 | Meeting Type | : | Annual and Special General |
| 3 | Meeting Location | : | Vancouver |
| 4 | Meeting Date | : | May 31, 2007 |
| 5 | Record Date for Notice | : | April 26, 2007 |
| 6 | Record Date for Voting | : | April 26, 2007 |
| 7 | Beneficial Ownership Determination Date | : | April 26, 2007 |
| 8 | Class of Securities Entitled to Receive Notice and Vote | : | Common |

Dated at Vancouver, British Columbia, this 27th day of March, 2007.

Sincerely,

**PACIFIC TOPAZ RESOURCES LTD.**

**PER:** ***"Raymond Roland"***

**RAYMOND ROLAND**
President

82-1285

# PACIFIC TOPAZ RESOURCES LTD.

## NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual and Special General Meeting of the Shareholders of **PACIFIC TOPAZ RESOURCES LTD.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on May 31, 2007 at the hour of 10:15 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended November 30, 2006 and the report of the auditor thereon;

(b) To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(e) To consider and, if thought fit, to pass Special Resolutions that:

  (i) the name of the Company be changed to a name to be determined by the Board of Directors;

  (ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and

  (iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

**DATED** at the City of Vancouver, in the Province of British Columbia, as of the 26th day of April, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS**

*"Raymond Roland"*
RAYMOND ROLAND, President

82-1285

# PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 669-5819



## INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 26, 2007 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2007.

This Information Circular is furnished in connection with the solicitation of proxies by management of Pacific Topaz Resources Ltd. (the "Company") for use at the Annual and Special General Meeting of shareholders to be held on May 31, 2007 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

### APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

### NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial

Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

## VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

## VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 26, 2007 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 36,302,841 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

| Name | No. of Voting Securities | Percentage |
|---|---|---|
| CDS & Co[1] | 7,428,242 | 20.46% |
| Raymond Roland | 5,733,526 | 15.79% |

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

## ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business*

*Corporations Act* or unless he or she becomes disqualified to act as a director.

| NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY | PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS | PERIOD SERVED AS DIRECTOR | APPROXIMATE NUMBER OF VOTING SECURITIES[1] |
|---|---|---|---|
| **Raymond Roland**<br>BC, Canada<br><br>*President, Chief Executive Officer, Chief Financial Officer and a Director* | Financial Consultant; President, Roland Financial Services Ltd.; President, Ultra Uranium Corp.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada<br><br>Also a director of Ballad Gold & Silver Ltd., Global Hunter Corp., International Alliance Resources Inc., Maximum Ventures Inc. and Ultra Uranium Corp. | August 31, 1999 to date | 5,733,526 |
| **James Boyce**<br>BC, Canada<br><br>*Director* | Owner and Operator, Computer Technology Business<br><br>Also a director of Totally Hip Technologies Inc. | May 31, 1996 to date | 2,615,872 |
| **Irvin Ridd**<br>BC, Canada<br><br>*Director* | Real Estate Broker with Cascadia Pacific Realty Ltd.<br><br>Also a director of Boss Gold International Corp. | May 31, 2004 to date | 2,285,714 |
| **John Rizzuti**<br>BC, Canada<br><br>*Director* | Retired School Principal since August 2005; School Principal from July 1983 until August 2005 | February 3, 1999 to May 29, 2003 and March 7, 2005 to date | 1,904,762 |

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, James Boyce and Irvin Ridd are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Raymond Roland who was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland, James Boyce and John Rizzuti were directors of Pacific Topaz Resources Ltd.

when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001.

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

### Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at November 30, 2006, the Chief Financial Officer as at November 30, 2006 and each of the Company's other three most highly compensated officers as at November 30, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| NEO Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Other Annual Compen-sation ($) (e) | Securities Under Options/ SARs Granted (#) (f) | Shares or Units Subject to Resale Restrictions ($) (g) | LTIP Payouts ($) (h) | All Other Compen-sation ($) (i) |
| **Raymond Roland** President, CEO and CFO | 2006<br>2005<br>2004 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | $30,000[1]<br>$30,000[1]<br>Nil | 1,403,572<br>374,070<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>$7,500[2]<br>Nil |
| **Dr. Marvin Palmer** Former President, CEO and CFO | 2004<br>2003 | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil | Nil<br>Nil |

Note [1] Financial consulting fees charged by a British Columbia non-reporting company wholly-owned by Mr. Roland.
Note [2] Management fees charged by a British Columbia non-reporting company wholly-owned by Mr. Roland at the time.

**Long-term Incentive Plans**

The Company does not have a long-term incentive plan for its directors or officers.

**Options and Stock Appreciation Rights ("SARs")**

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

**OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR**

| Name<br>(a) | Securities Under Options/ SARs Granted (#)<br>(b) | % of Total Options/SARs Granted to Employees in Financial Year<br>(c) | Exercise or Base Price ($/Security)<br>(d) | Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)<br>(e) | Expiration Date<br>(f) |
|---|---|---|---|---|---|
| Raymond Roland | 1,403,572 | 49.1% | $0.18 | $0.235 | March 7, 2008 |

The following Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

**AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| NEO Name<br>(a) | Securities Acquired on Exercise (#)<br>(b) | Aggregate Value Realized ($)<br>(c) | Unexercised Options/SARs at FY-End (#)<br>Exercisable/ Unexercisable<br>(d) | Value of Unexercised in the Money Options/SARs at FY-End ($)<br>Exercisable/ Unexercisable<br>(e) |
|---|---|---|---|---|
| Raymond Roland | Nil | N/A | 1,777,642[1]<br>Exercisable | $71,585<br>Exercisable |

Note [1] Subsequent to the financial year ended November 30, 2006, 374,070 options exercisable at $0.25 per share expired without exercise.

**Termination of Employment or Change of Control**

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended November 30, 2006 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

**Compensation of Directors**

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended November 30, 2006 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The following Options and SARs were granted to non-executive directors during the most recently completed financial year.

**OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR**

| Name<br>(a) | Securities Under Options/ SARs Granted (#)<br>(b) | % of Total Options/ SARs Granted to Employees in Financial Year<br>(c) | Exercise or Base Price ($/Security)<br>(d) | Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)<br>(e) | Expiration Date<br>(f) |
|---|---|---|---|---|---|
| Non-executive directors as a group | 1,453,571 | 50.9% | $0.18 | $0.235 | March 7, 2008 |

The following Options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

**AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| Name<br>(a) | Securities Acquired on Exercise (#)<br>(b) | Aggregate Value Realized ($)<br>(c) | Unexercised Options/SARs at FY-End (#)<br>Exercisable/ Unexercisable<br>(d) | Value of Unexercised in the Money Options/SARs at FY-End ($)<br>Exercisable/ Unexercisable<br>(e) |
|---|---|---|---|---|
| Non-executive directors as a group | Nil | N/A | 1,777,642[1]<br>Exercisable | $75,0851<br>Exercisable |

Note[1] Subsequent to the financial year ended November 30, 2006, 324,071 options exercisable at $0.25 per share expired without exercise.

**EQUITY COMPENSATION PLANS**

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 3,605,284 | $0.19 | Nil |
| Equity compensation plans not approved by securityholders | N/A | N/A | N/A |
| Total | 3,605,284 | $0.19 | Nil |

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended November 30, 2006 or the current financial year.

## MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 501 – 905 West Pender Street, Vancouver, BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year ended November 30, 2006, $30,000 was paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company wholly-owned by A.J. Beruschi of BC. XyQuest was formerly owned by Raymond Roland, President, CEO, CFO and a director of the Company.

## CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

### Independence of Members of Board

The Company's Board consists of four directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. James Boyce, Irvin Ridd and John Rizzuti are independent. Raymond Roland is not independent as he is the President, CEO and CFO of the Company.

### Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

**Participation of Directors in Other Reporting Issuers**

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

**Orientation and Continuing Education**

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

**Ethical Business Conduct**

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

**Nomination of Directors**

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

**Compensation of Directors and the CEO**

The independent directors are James Boyce, Irvin Ridd and John Rizzuti. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

**Board Committees**

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

**Assessments**

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

## AUDIT COMMITTEE

### Audit Committee Charter

*Mandate*

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

*Composition*

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

*Meetings*

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

*Responsibilities and Duties*

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

**Composition of the Audit Committee**

The following are the members of the Committee:

| | | |
|---|---|---|
| Raymond Roland | Not independent* | Financially literate* |
| James Boyce | Independent* | Financially literate* |
| Irvin Ridd | Independent* | Financially literate* |

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

**Audit Committee Oversight**

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

**Reliance on Certain Exemptions**

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

**Pre-approval Policies and Procedures**

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

**External Auditor Service Fees (By Category)**

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

| Financial Year Ending | Audit Fees[1] | Audit Related Fees | Tax Fees | All Other Fees |
|---|---|---|---|---|
| 2006 | $13,700 | - | - | - |
| 2005 | $10,400 | - | - | - |

Note [1] Year-end audit fees

**Exemption**

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

## APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

**Matters to be acted upon**

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

**Material transactions since December 1, 2005**

**Other informed party transactions**

During the fiscal year ended November 30, 2006, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Financial consulting fees totaling $30,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President, CEO, CFO and a director of the Company.

**PARTICULARS OF OTHER MATTERS TO BE ACTED UPON**

**Stock Option Plan and Incentive Stock Options**

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2007 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2007 Plan.

The 2007 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2007 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2007 Plan. The 2007 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2007 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2007 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2007 Plan. A summary of some of the additional provisions of the 2007 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day

less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2007 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2007 Plan is in the Company's best interests and recommend that the shareholders approve the 2007 Plan.

**Change in Corporate Name**

Shareholder approval is requested to Special Resolutions which would approve a change in the name of the Company to a name to be determined by the Board of Directors in order to more accurately reflect the nature of the business of the Company as follows:

"To consider and, if thought fit, to pass Special Resolutions that:

(i) the name of the Company be changed to a name to be determined by the Board of Directors;

(ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and

(iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

## ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended November 30, 2006. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 26th day of April, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS**

**PACIFIC TOPAZ RESOURCES LTD.**

*"Raymond Roland"*
RAYMOND ROLAND
Chief Executive Officer and Chief Financial Officer

82-1285

# Proxy

**ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF**

## PACIFIC TOPAZ RESOURCES LTD. (the "Company")

**TO BE HELD AT 501 – 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6 ON THURSDAY, MAY 31, 2007 AT 10:15 A.M. (PACIFIC TIME)**

**The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints** Raymond Roland, a Director of the Company, or failing this person, Irvin Ridd, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.



**Resolutions** (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

| | | For | Against | Withhold |
|---|---|---|---|---|
| 1. | The re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors. | | N/A | |
| 2. | (a) To elect as Director, RAYMOND ROLAND | | N/A | |
| | (b) To elect as Director, JAMES BOYCE | | N/A | |
| | (c) To elect as Director, IRVIN RIDD | | N/A | |
| | (d) To elect as Director, JOHN RIZZUTI | | N/A | |
| 3. | To approve the proposed stock option plan for implementation by the Company. | | | N/A |
| 4. | To consider and, if thought fit, to pass Special Resolutions that:<br>(i) the name of the Company be changed to a name to be determined by the Board of Directors;<br>(ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and<br>(iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders. | | | N/A |

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________

**Please Print Name:** ______________________

**Date:** ______________________

**Number of Shares Represented by Proxy:** ______________________

***THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.***

***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE***

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   *(a)* ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   **OR**

   *(b)* ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

***PACIFIC TOPAZ RESOURCES LTD.***
***501 - 905 West Pender Street***
***Vancouver, BC V6C 1L6***
***Fax: (604) 669-5886***

82-1285

# PACIFIC TOPAZ RESOURCES LTD.

(the "Company")

## REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

---

**COMPLETE AND RETURN THIS FORM TO:**

**PACIFIC TOPAZ RESOURCES LTD.**
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 694933 10 2)

I wish to receive 2007 Interim Financial Statements and MD&A ☐

I wish to receive 2007 Annual Financial Statements and MD&A ☐

Dated: ____________________ 2007

____________________
Signature

____________________
Name – *Please Print*

____________________
Address

____________________
City/Prov/State Postal Code

____________________
Fax Number

____________________
E-Mail Address

**Please indicate your Preferred Method of Communication (check accordingly):**

E-Mail: ☐ Mail: ☐

82 - 1285



**PACIFIC TOPAZ RESOURCES LTD.**

**Form 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, Raymond W. Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Pacific Topaz Resources Ltd.** (the "Issuer") for the period ending **November 30, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

*"Raymond W. Roland"*
Raymond W. Roland
President & CEO

82-1285

**PACIFIC TOPAZ RESOURCES LTD.**

**Form 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, Raymond W. Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Pacific Topaz Resources Ltd.** (the "Issuer") for the period ending **November 30, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

*"Raymond W. Roland"*
Raymond W. Roland
Chief Financial Officer

82-1285



**PACIFIC TOPAZ RESOURCES LTD.**

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

February 28, 2007

**PACIFIC TOPAZ RESOURCES LTD.**
February 28, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**PACIFIC TOPAZ RESOURCES LTD.**

CONSOLIDATED BALANCE SHEETS

| | (Unaudited) 28-Feb-07 | (Audited) 30-Nov-06 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 19,276 | $ 22 |
| GST receivable | 22,157 | 19,818 |
| Prepaid expenses | - | 317 |
| | 41,433 | 20,157 |
| Capital assets – Note 3 | 1,189 | 1,254 |
| Resource properties – Note 4 | 329,789 | 329,789 |
| | $ 372,411 | $ 351,200 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities – Note 4 | $ 468,434 | $ 388,245 |
| Due to related parties – Note 7 | 116,991 | 113,920 |
| | 585,425 | 502,165 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 6 | 4,868,187 | 4,843,187 |
| Contributed surplus – Note 6 | 576,845 | 576,845 |
| Deficit | (5,658,046) | (5,570,997) |
| | (213,014) | (150,965) |
| | $ 372,411 | $ 351,200 |

Nature and Continuance of Operations – Note 1

Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Raymond Roland" , Director

"James Boyce" , Director

**PACIFIC TOPAZ RESOURCES LTD.**

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

For the three months ended February 28, 2007 and 2006

(Unaudited)

| | Three months ended | |
|---|---|---|
| | 28-Feb-07 | 28-Feb-06 |
| Administrative expenses | | |
| Amortization | $ 64 | $ 81 |
| Automobile expenses | 45 | 7,154 |
| Bank charges and interest | 8,279 | 1,803 |
| Consulting fees | 7,500 | 7,500 |
| Filing fees | 4,932 | 4,938 |
| Management fees | 7,500 | 7,500 |
| Office and miscellaneous | 1,680 | 2,307 |
| Professional fees | 41,100 | (7,251) |
| Rent | 9,000 | 9,000 |
| Transfer agent fees | 1,307 | 1,105 |
| Travel and promotion | 5,642 | 6,524 |
| Loss before other items | 87,049 | 40,661 |
| Prior year adjustment | - | 11,682 |
| Net loss for the period | 87,049 | 52,343 |
| Deficit, beginning of the period | 5,570,997 | 4,859,916 |
| Deficit, end of the period | $5,658,046 | $ 4,912,259 |
| Basic and diluted loss per share | $ 0.002 | $ 0.001 |
| Weighted average number of shares outstanding | 36,158,397 | 36,052,841 |

**PACIFIC TOPAZ RESOURCES LTD.**

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three months ended February 28, 2007 and 2006

(Unaudited)

| | Three months ended | |
|---|---|---|
| | 28-Feb-07 | 28-Feb-06 |
| Operating Activities | | |
| Net loss for the period | $ (87,049) | $ (52,343) |
| Add items not affecting cash: | | |
| Amortization | 64 | 81 |
| Prior year adjustment | - | 11,682 |
| | (86,985) | (40,580) |
| Changes in non-cash working capital items related to operations: | | |
| GST and other receivables | (2,339) | (4,539) |
| Prepaid expenses | 317 | (2,750) |
| Accounts payable | 80,190 | 49,773 |
| Due to related parties | 3,071 | 9,870 |
| | (5,746) | 11,774 |
| Investing Activities | | |
| Increase in resource property | - | - |
| | - | - |
| Financing Activities | | |
| Issuance of common shares for cash | 25,000 | 14,124 |
| Deferred share issue costs | - | (14,124) |
| | 25,000 | - |
| Increase (decrease) in cash during the period | 19,254 | 11,774 |
| Cash, beginning of period | 22 | 28 |
| Cash, end of period | $ 19,276 | $ 11,802 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for: | | |
| Interest | $ - | $ - |
| Income Taxes | $ - | $ - |

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At February 28, 2007 the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the year ended November 30, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual November 30, 2006 financial statements.

As at February 28, 2007, the Company had a working capital deficiency of $543,992 and accumulated losses of $5,658,046 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

| | |
|---|---|
| Office furniture | 20% |
| Computer equipment | 30% |

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the

Note 2 Summary of Significant Accounting Policies – (cont'd)

computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Capital Assets

| | 28-Feb-07 | | | 28-Feb-06 |
|---|---|---|---|---|
| | Cost | Acc. Amort. | Net | Net |
| Office furniture | $ 2,052 | $ 929 | $ 1,123 | $ 1,403 |
| Computer equipment | 1,248 | 1,182 | 66 | 95 |
| | $ 3,300 | $ 2,111 | $ 1,189 | $ 1,498 |

Note 4 Resource Properties

| | Yukon 28-Feb-07 | Nugget Queen 28-Feb-07 | Total 28-Feb-07 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | 30,000 | 124,789 | 154,789 |
| Addition: | | | - |
| Geological consulting | - | - | - |
| Lab and assay | - | - | - |
| Travel | - | - | - |
| | 30,000 | 124,789 | 154,789 |
| Advance on exploration expenditures | - | - | - |
| Balance at end of period | $ 30,000 | $ 299,789 | $ 329,789 |

Note 4 Resource Properties – (Cont'd)

| | Yukon 28-Feb-06 | Nugget Queen 28-Feb-06 | Total 28-Feb-06 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | - | 124,789 | 124,789 |
| Addition: | - | - | - |
| | - | 124,789 | 124,789 |
| Advance on exploration expenditures | - | - | - |
| Balance at end of period | $ - | $ 299,789 | $ 299,789 |

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares
Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash
Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 of which $25,000 is payable by the issue of common shares.

c) Work Commitment
Incurring $200,000 in exploration expenditures by May 1, 2006.

The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation.

Yukon Property
During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims.

Other Properties
On September 22, the Company announced that it was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic.

On February 22, 2006, the Company announced that it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

Note 6 Share Capital – Note 9

a) Authorized:
100,000,000 common shares without par value

b) Issued:

| | 28-Feb-07 | | 28-Feb-06 | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| Balance, beginning | 36,052,841 | $ 4,843,187 | 36,052,841 | $ 4,843,187 |
| For cash: | | | | |
| - exercising of warrants | 250,000 | 25,000 | - | - |
| Balance, ending | 36,302,841 | $ 4,868,187 | 36,052,841 | $ 4,843,187 |

At February 28, 2007, 87,499 (2006: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

c) Share Purchase Warrants
At February 28, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

| Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 28,321,428 | $ 0.10 | 5-May-07 |

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

d) Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. These options were re-priced at $0.35 per share on October 3, 2005.

**PACIFIC TOPAZ RESOURCES LTD.**

Note 6 Share Capital – Cont'd

On February 10, 2006, the Company cancelled the re-priced options announced on October 3, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

A summary of the status of the Company's stock option plan as of February 28, 2007 and February 28, 2006 and changes during the periods then ended is presented below:

| | 28-Feb-07 | | 28-Feb-06 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning | 3,605,284 | $ 0.19 | 748,141 | $ 0.25 |
| Granted | - | - | - | - |
| Outstanding, ending | 3,605,284 | $ 0.19 | 748,141 | $ 0.25 |

At February 28, 2007, 3,605,284 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

| Options | Exercise Price | Expiry Date |
|---|---|---|
| 748,141 | $ 0.25 | 2-Mar-07 |
| 2,857,143 | $ 0.18 | 7-Mar-08 |

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended November 30, 2006, the Company recorded a non-cash compensation charge of $457,142 (2005: $119,703) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.16 (2005: $0.16) per share.

Note 6 Share Capital – Cont'd

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

| | **2006** | **2005** |
|---|---|---|
| Risk-free interest rate | 3.98% | 4.50% |
| Dividend yield | - | - |
| Expected stock price volatility | 117.00% | 125.00% |
| Weighted average expected stock option life | 2 years | 2 years |

Note 7 Related Party Transactions

During the three months ended February 28, 2007, a company controlled by the President of the Company was accrued or paid $7,500 for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $116,991 (2005: $29,609) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Note 8 Subsequent Event

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised.

# PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

**APRIL 26, 2007**

For the three months ended February 28, 2007, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of April 26, 2007 provides information on the operations of the Company for three months ended February 28, 2007 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2006 and 2005.

**OVERVIEW**

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties.

**Mineral Properties**

| | Yukon 28-Feb-07 | Nugget Queen 28-Feb-07 | Total 28-Feb-07 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | 30,000 | 124,789 | 154,789 |
| Addition: | | | - |
| Geological consulting | - | - | - |
| Lab and assay | - | - | - |
| Travel | - | - | - |
| | 30,000 | 124,789 | 154,789 |
| Advance on exploration expenditures | - | - | - |
| Balance at end of period | $ 30,000 | $ 299,789 | $ 329,789 |

# PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

**Mineral Properties – Cont'd**

| | Yukon 28-Feb-06 | Nugget Queen 28-Feb-06 | Total 28-Feb-06 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | - | 124,789 | 124,789 |
| Addition: | - | - | - |
| | - | 124,789 | 124,789 |
| Advance on exploration expenditures | - | - | - |
| Balance at end of period | $ - | $ 299,789 | $ 299,789 |

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The area of south-western BC, where the Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property. The program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

| Sample Number | Sample Type (width metres) | Vein Number | Gold grams per ton | Silver Grams per ton |
|---|---|---|---|---|
| 01518 | Grab | 6 | 16.10 | 312.0 |
| 01520 | Chip | 8 | 12.15 | 70.8 |
| 01524 | Grab | 4 | 4.68 | 33.8 |
| 01527 | Chip | 2 | 1.63 | 0.5 |
| 01530 | Chip/chan (0.9) | 2 | 5.52 | 3.0 |

**Mineral Properties – Cont'd**

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with a dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $428,687 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 and incurring exploration expenditures of $200,000 by May 1, 2006. The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation. The Company is currently preparing to conduct further exploration on the property.

**Mineral Properties – Cont'd**

Yukon Property
During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims.

Other Properties
The Company was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

On February 22, 2006, the Company announced that further to its news release dated September 22, 2005, it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

**SELECTED FINANCIAL INFORMATION**

The following table presents selected financial information for the three months ended February 28, 2007 and 2006, and the last three fiscal years ended November 30, 2006, 2005 and 2004:

| | Three Months Ended 28-Feb-07 | Three Months Ended 28-Feb-06 | Year Ended 30-Nov-06 | Year Ended 30-Nov-05 | Year Ended 30-Nov-04 |
|---|---|---|---|---|---|
| | Uuaudited | Uuaudited | Audited | Audited | Audited |
| | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - |
| Net income (loss) | (87,049) | (52,343) | (711,081) | (447,729) | (361,814) |
| Basic and diluted earning (loss) per share | (0.00) | (0.00) | (0.02) | (0.01) | (0.05) |
| Total assets | 372,411 | 312,912 | 351,200 | 305,612 | 226,582 |

For the three months ended February 28, 2007, the net loss was $87,049 or $0.002 per share compared to the net loss of $52,343 or $0.001 per share (66.30% increase) for the comparable period in 2006. The increase of $34,706 in net loss was primarily due to an increase of $6,476 in bank charges and interest, and $48,351 in professional fees, which was offset by a decrease of $7,109 in automobile expenses, and $11,682 in prior year adjustment.

For the year ended November 30, 2006, the net loss was $711,081 or $0.02 per share compared to the net loss of $447,729 or $0.01 per share (58.82% increase) for the comparable period in 2005. The increase of $263,352 in net loss was primarily due to an increase of $7,371 in automobile expenses, $4,000 in management fees, $28,100 in professional fees, $337,439 in stock based compensation, and $16,010 in travel and promotion, which was offset by a decrease of $102,311 in bank charges and interest, $7,978 in filing fees, and $19,150 in property investigation costs.

## PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

### SELECTED FINANCIAL INFORMATION – Cont'd

For the year ended November 30, 2005, the net loss was $447,729 or $0.01 per share compared to the net loss of $361,814 or $0.05 per share (23.75% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the increase of $119,703 (2004: $Nil) in stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005. Also, it is due to an increased of $25,000 in consulting fees, $19,914 in interest charges, and $4,947 in filing fees which were offset by the decrease of $68,443 in professional fees, $8,706 in travel and promotion, and $6,716 in office and miscellaneous.

### RESULTS OF OPERATIONS

Current Quarter and Year-to-Date

For the three months ended February 28, 2007, the net loss was $87,049 or $0.002 per share compared to the net loss of $52,343 or $0.001 per share (66.30% increase) for the comparable period in 2006. The increase of $34,706 in net loss was primarily due to an increase of $6,476 in bank charges and interest, and $48,351 in professional fees, which was offset by a decrease of $7,109 in automobile expenses, and $11,682 in prior year adjustment.

During the three months ended February 28, 2007, the Company incurred automobile expenses of $45 (2006: $7,154), bank charges and interest of $8,279 (2006: $1,803), consulting fees of $7,500 (2006: $7,500), filing fees of $4,932 (2006: $4,938), management fees of $7,500 (2006: $7,500), office and miscellaneous of $1,680 (2006: $2,307), professional fees of $41,100 (2006: -$7,251, a recovery), rent of $9,000 (2006: $9,000), transfer agent fees of $1,307 (2006: $1,105), travel and promotion of $5,642 (2006: $6,524), and recorded amortization of $64 (2006: $81), and prior year adjustment of $nil (2006: $11,682).

### REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

# PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

### EXPENSES

The following table identifies the changes in general and administrative expenses for the three months ended February 28, 2007 and 2006, and the last three fiscal years ended November 30, 2006, 2005 and 2004:

| | +/-* | Three Months Ended 28-Feb-07 | Three Months Ended 28-Feb-06 | +/-* | Year Ended 30-Nov-06 | +/-* | Year Ended 30-Nov-05 | Year Ended 30-Nov-04 |
|---|---|---|---|---|---|---|---|---|
| | % | $ | $ | % | $ | % | $ | $ |
| | | Uuaudited | Uuaudited | | Audited | | Audited | Audited |
| Amortization | -20.99% | 64 | 81 | -27.13% | 325 | 58.16% | 446 | 282 |
| Automobile | -99.37% | 45 | 7,154 | 3900.00% | 7,560 | N/A | 189 | - |
| B/C & Interest | 359.18% | 8,279 | 1,803 | -93.00% | 7,702 | 22.10% | 110,013 | 90,099 |
| Consulting fees | N/C | 7,500 | 7,500 | N/C | 30,000 | 500.00% | 30,000 | 5,000 |
| Filing fees | -0.12% | 4,932 | 4,938 | -48.71% | 8,402 | 43.27% | 16,380 | 11,433 |
| Management fees | N/C | 7,500 | 7,500 | 13.33% | 34,000 | N/C | 30,000 | 30,000 |
| Office & misc | -27.18% | 1,680 | 2,307 | -3.61% | 4,384 | -59.62% | 4,548 | 11,264 |
| Professional fees | -666.82% | 41,100 | (7,251) | 38.04% | 101,962 | -48.10% | 73,862 | 142,305 |
| Rent | N/C | 9,000 | 9,000 | N/C | 36,000 | N/C | 36,000 | 36,000 |
| Stock compensation | N/A | - | - | 281.90% | 457,142 | N/A | 119,703 | - |
| Transfer agent | 18.28% | 1,307 | 1,105 | 4.42% | 3,685 | 2.83% | 3,529 | 3,432 |
| Travel & prom | -13.52% | 5,642 | 6,524 | 155.31% | 9,980 | -21.14% | 3,909 | 4,957 |
| Investor relations | N/A | - | - | N/A | 9,939 | N/A | - | - |
| Prior year adjustment | -100.00% | - | 11,682 | N/A | - | N/A | - | - |

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

### SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

| | 2007 | 2006 | 2006 | 2006 | 2006 | 2005 | 2005 | 2005 |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net income (loss) | (87,049) | (360,880) | (45,214) | (252,644) | (52,343) | (132,331) | (73,984) | (179,389) |
| Basic/diluted earning (loss) per share | (0.00) | (0.01) | (0.00) | (0.01) | (0.00) | (0.00) | (0.00) | (0.02) |

## PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

### LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2007, the Company had working capital deficiency of $543,992 compared to $250,656 as at February 28, 2006. At the same time, the Company held cash on hand of $19,276 (2006: $0,120) and liabilities totalled $585,425 (2006: $262,281). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

### SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value

| (b) Issued: | Number | $ |
|---|---|---|
| Balance, November 30, 2006 | 36,052,841 | 4,843,187 |
| For cash: | - | - |
| - exercising of warrants | 250,000 | 25,000 |
| Balance, February 28, 2007 | 36,302,841 | 4,868,187 |

At February 28, 2007, 87,499 (2005: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

On January 22, 2007, Company issued 250,000 common shares at $0.10 (see Share Purchase Warrants).

(c) Share Purchase Warrants:

At February 28, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 28,321,428 | $0.10 | May 5, 2007 |

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

**SHARE CAPITAL – Cont'd**

(d) Stock Option Plan:

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. These options were re-priced at $0.35 per share on October 3, 2005.

On February 10, 2006, the Company cancelled the re-priced options announced on October 3, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

A summary of the status of the Company's stock option plan as of November 30, 2005 and 2004 and changes during the periods then ended is presented below:

| | 28-Feb-07 | | 28-Feb-06 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning | 3,605,284 | $ 0.19 | 748,141 | $ 0.25 |
| Granted | - | - | - | - |
| Outstanding, ending | 3,605,284 | $ 0.19 | 748,141 | $ 0.25 |

At February 28, 2007, 3,605,284 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 748,141 | $0.25 | March 2, 2007 |
| 2,857,143 | $0.18 | March 7, 2008 |

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised.

## SHARE CAPITAL – Cont'd

Effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended November 30, 2006, the Company recorded a non-cash compensation charge of $457,142 (2005: $119,703) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.16 (2005: $0.16) per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 3.98% | 4.50% |
| Dividend yield | Nil | Nil |
| Expected stock price volatility | 117% | 125% |
| Weighted average expected stock option life | 2 years | 2 years |

## RELATED PARTY TRANSACTIONS

During the three months ended February 28, 2007, a company controlled by the President of the Company was accrued or paid $7,500 for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $116,991 (2005: $29,609) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

## RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

## FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1285



**PACIFIC TOPAZ RESOURCES LTD.**

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

May 31, 2007

# PACIFIC TOPAZ RESOURCES LTD.

May 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**PACIFIC TOPAZ RESOURCES LTD.**
CONSOLIDATED BALANCE SHEETS

| | (Unaudited) 31-May-07 | (Audited) 30-Nov-06 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 282,686 | $ 22 |
| GST receivable | 24,858 | 19,818 |
| Prepaid expenses | - | 317 |
| | 307,544 | 20,157 |
| Capital assets – Note 3 | 1,125 | 1,254 |
| Resource properties – Note 4 | 329,789 | 329,789 |
| | $ 638,458 | $ 351,200 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities | $ 474,879 | $ 388,245 |
| Due to related parties – Note 6 | 131,641 | 113,920 |
| | 606,520 | 502,165 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| Share capital – Note 5 | 5,287,890 | 4,843,187 |
| Contributed surplus – Note 5 | 457,142 | 576,845 |
| Deficit | (5,713,094) | (5,570,997) |
| | 31,938 | (150,965) |
| | $ 638,458 | $ 351,200 |

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 5

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director

"James Boyce", Director

**PACIFIC TOPAZ RESOURCES LTD.**

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

For the three and six months ended May 31, 2007 and 2006

(Unaudited)

| | Three months ended | | Six months ended | |
|---|---|---|---|---|
| | 31-May-07 | 31-May-06 | 31-May-07 | 31-May-06 |
| Administrative expenses | | | | |
| Amortization | $ 65 | $ 81 | $ 129 | $ 162 |
| Automobile expenses | 225 | 135 | 270 | 7,289 |
| Bank charges and interest | 9,659 | 779 | 17,938 | 2,582 |
| Consulting fees | 7,500 | 7,500 | 15,000 | 15,000 |
| Filing fees | 7,608 | 4,320 | 12,540 | 9,258 |
| Management fees | 7,500 | 7,500 | 15,000 | 15,000 |
| Office and miscellaneous | 2,114 | 1,075 | 3,794 | 3,382 |
| Professional fees | 4,228 | 19,021 | 45,328 | 11,770 |
| Rent | 9,000 | 9,000 | 18,000 | 18,000 |
| Stock based compensation | - | 201,200 | - | 201,200 |
| Transfer agent fees | 1,799 | 1,068 | 3,106 | 2,173 |
| Travel and promotion | 5,350 | 765 | 10,992 | 7,289 |
| Loss before other items | 55,048 | 252,444 | 142,097 | 293,105 |
| Prior year adjustment | - | 200 | - | 11,882 |
| Net loss for the period | 55,048 | 252,644 | 142,097 | 304,987 |
| Deficit, beginning of the period | 5,658,046 | 4,912,259 | 5,570,997 | 4,859,916 |
| Deficit, end of the period | $5,713,094 | $ 5,164,903 | $5,713,094 | $ 5,164,903 |
| Basic and diluted loss per share | $ 0.001 | $ 0.007 | $ 0.004 | $ 0.008 |
| Weighted average number of shares outstanding | 37,183,276 | 36,052,841 | 36,676,467 | 36,052,841 |

**PACIFIC TOPAZ RESOURCES LTD.**

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three and six months ended May 31, 2007 and 2006

(Unaudited)

| | Three months ended | | Six months ended | |
|---|---|---|---|---|
| | 31-May-07 | 31-May-06 | 31-May-07 | 31-May-06 |
| Operating Activities | | | | |
| Net loss for the period | $ (55,048) | $ (252,644) | $ (142,097) | $ (304,987) |
| Add items not affecting cash: | | | | |
| Amortization | 65 | 81 | 129 | 162 |
| Stock based compensation | - | 201,200 | - | 201,200 |
| | (54,983) | (51,363) | (141,968) | (103,625) |
| Changes in non-cash working capital items related to operations: | | | | |
| GST and other receivables | (2,701) | 14 | (5,040) | (4,525) |
| Prepaid expenses | - | 1,362 | 317 | (1,388) |
| Accounts payable | 6,444 | 38,808 | 86,634 | 88,581 |
| Due to related parties | 14,650 | 41,124 | 17,721 | 50,994 |
| | (36,590) | 29,945 | (42,336) | 30,037 |
| Investing Activities | | | | |
| Increase in resource property | - | (30,000) | - | (30,000) |
| | - | (30,000) | - | (30,000) |
| Financing Activities | | | | |
| Issuance of common shares for cash | 300,000 | - | 325,000 | 14,124 |
| Deferred share issue costs | - | - | - | (14,124) |
| | 300,000 | - | 325,000 | - |
| Increase (decrease) in cash during the period | 263,410 | (55) | 282,664 | 37 |
| Cash, beginning of period | 19,276 | 120 | 22 | 28 |
| Cash, end of period | $ 282,686 | $ 65 | $ 282,686 | $ 65 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid for: | | | | |
| Interest | $ - | $ - | $ - | $ - |
| Income Taxes | $ - | $ - | $ - | $ - |

**PACIFIC TOPAZ RESOURCES LTD.**
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007 and 2006
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2007 the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the year ended November 30, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual November 30, 2006 financial statements.

As at May 31, 2007, the Company had a working capital deficiency of $298,976 and accumulated losses of $5,713,094 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

| | |
|---|---|
| Office furniture | 20% |
| Computer equipment | 30% |

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the

Note 2 Summary of Significant Accounting Policies – (cont'd)

computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Capital Assets

| | 31-May-07 | | | 31-May-06 |
|---|---|---|---|---|
| | Cost | Acc. Amort. | Net | Net |
| Office furniture | $ 2,052 | $ 988 | $ 1,064 | $ 1,329 |
| Computer equipment | 1,248 | 1,187 | 61 | 88 |
| | $ 3,300 | $ 2,175 | $ 1,125 | $ 1,417 |

Note 4 Resource Properties

| | Yukon 31-May-07 | Nugget Queen 31-May-07 | Total 31-May-07 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | 30,000 | 124,789 | 154,789 |
| Addition: | | | - |
| Geological consulting | - | - | - |
| Lab and assay | - | - | - |
| Travel | - | - | - |
| | 30,000 | 124,789 | 154,789 |
| Advance on exploration expenditures | - | - | - |
| Balance at end of period | $ 30,000 | $ 299,789 | $ 329,789 |

Note 4 Resource Properties – (Cont'd)

| | Yukon 31-May-06 | Nugget Queen 31-May-06 | Total 31-May-06 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | - | 124,789 | 124,789 |
| Addition: | - | - | - |
| | - | 124,789 | 124,789 |
| Advance on exploration expenditures | 30,000 | - | 30,000 |
| Balance at end of period | $ 30,000 | $ 299,789 | $ 329,789 |

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares
Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash
Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 of which $25,000 is payable by the issue of common shares.

c) Work Commitment
Incurring $200,000 in exploration expenditures by May 1, 2006.

The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation.

Yukon Property
During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims.

Other Properties
On September 22, the Company announced that it was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic.

On February 22, 2006, the Company announced that it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

Note 5 Share Capital

a) Authorized:
No maximum common shares, without par value

b) Issued:

| | 31-May-07 | | 31-May-06 | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| Balance, beginning | 36,052,841 | $ 4,843,187 | 36,052,841 | $ 4,843,187 |
| For cash: | | | | |
| - exercising of warrants | 250,000 | 25,000 | - | - |
| - exercising of warrants | 3,000,000 | 300,000 | - | - |
| Reclassification of stock based compensation charges | - | 119,703 | | |
| Balance, ending | 39,302,841 | $ 5,287,890 | 36,052,841 | $ 4,843,187 |

On May 11, 2007, the Company increased its authorized capital to an unlimited number of shares.

At May 31, 2007, 87,499 (2006: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

c) Share Purchase Warrants
At May 31, 2007, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held as follows:

| Warrants | Exercise Price | Expiry Date |
|---|---|---|
| Nil | N/A | N/A |

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of $300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

Note 5 Share Capital – Cont'd

d) Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of May 31, 2007 and May 31, 2006 and changes during the periods then ended is presented below:

| | 31-May-07 | | 31-May-06 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning | 3,605,284 | $ 0.19 | 748,141 | $ 0.25 |
| Granted | - | - | 2,857,143 | 0.18 |
| Expired | (748,141) | 0.25 | - | - |
| Outstanding, ending | 2,857,143 | $ 0.18 | 3,605,284 | $ 0.19 |

At May 31, 2007, 2,857,143 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

| Options | Exercise Price | Expiry Date |
|---|---|---|
| 2,857,143 | $ 0.18 | 7-Mar-08 |

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended November 30, 2006, the Company recorded a non-cash compensation charge of $457,142 (2005: $119,703) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.16 (2005: $0.16) per share.

Note 5 Share Capital – Cont'd

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

| | **2006** |
|---|---|
| Risk-free interest rate | 3.98% |
| Dividend yield | - |
| Expected stock price volatility | 117.00% |
| Weighted average expected stock option life | 2 years |

Note 6 Related Party Transactions

During the six months ended May 31, 2007, a company controlled by the President of the Company was accrued or paid $15,000 for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $131,641 (2006: $70,733) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

**PACIFIC TOPAZ RESOURCES LTD.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**

**JULY 24, 2007**

For the six months ended May 31, 2007, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of July 24, 2007 provides information on the operations of the Company for six months ended May 31, 2007 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2006 and 2005.

**OVERVIEW**

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties.

**Mineral Properties**

| | Yukon<br>31-May-07 | Nugget Queen<br>31-May-07 | Total<br>31-May-07 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | 30,000 | 124,789 | 154,789 |
| Addition: | | | - |
| Geological consulting | - | - | - |
| Lab and assay | - | - | - |
| Travel | - | - | - |
| | 30,000 | 124,789 | 154,789 |
| Advance on exploration expenditures | - | - | - |
| Balance at end of period | $ 30,000 | $ 299,789 | $ 329,789 |

**Mineral Properties – Cont'd**

| | Yukon<br>31-May-06 | Nugget Queen<br>31-May-06 | Total<br>31-May-06 |
|---|---|---|---|
| Acquisition Costs | $ - | $ 175,000 | $ 175,000 |
| Deferred Exploration Costs | | | |
| Balance at beginning of period | - | 124,789 | 124,789 |
| Addition: | - | - | - |
| | - | 124,789 | 124,789 |
| Advance on exploration expenditures | 30,000 | - | 30,000 |
| Balance at end of period | $ 30,000 | $ 299,789 | $ 329,789 |

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The area of south-western BC, where the Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property. The program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

| Sample Number | Sample Type (width metres) | Vein Number | Gold grams per ton | Silver Grams per ton |
|---|---|---|---|---|
| 01518 | Grab | 6 | 16.10 | 312.0 |
| 01520 | Chip | 8 | 12.15 | 70.8 |
| 01524 | Grab | 4 | 4.68 | 33.8 |
| 01527 | Chip | 2 | 1.63 | 0.5 |
| 01530 | Chip/chan (0.9) | 2 | 5.52 | 3.0 |

**Mineral Properties – Cont'd**

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with a dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $428,687 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 and incurring exploration expenditures of $200,000 by May 1, 2006. The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation. The Company is currently preparing to conduct further exploration on the property.

**Mineral Properties – Cont'd**

Yukon Property
During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims.

Other Properties
The Company was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

On February 22, 2006, the Company announced that further to its news release dated September 22, 2005, it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

## SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the six months ended May 31, 2007 and 2006, and the last three fiscal years ended November 30, 2006, 2005 and 2004:

| | Six Months Ended 31-May-07 | Six Months Ended 31-May-06 | Year Ended 30-Nov-06 | Year Ended 30-Nov-05 | Year Ended 30-Nov-04 |
|---|---|---|---|---|---|
| | Uuaudited | Uuaudited | Audited | Audited | Audited |
| | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - |
| Net income (loss) | (142,097) | (304,987) | (711,081) | (447,729) | (361,814) |
| Basic and diluted earning (loss) per share | (0.00) | (0.01) | (0.02) | (0.01) | (0.05) |
| Total assets | 638,458 | 341,400 | 351,200 | 305,612 | 226,582 |

For the six months ended May 31, 2007, the net loss was $142,097 or $0.004 per share compared to the net loss of $304,987 or $0.008 per share (53.41% decrease) for the comparable period in 2006. The decrease of $162,890 in net loss was primarily due to a decrease of $7,019 in automobile expenses, $201,200 in stock based compensation, and $11,882 in prior year adjustment, which was offset by an increase of $15,356 in bank charges and interest, $3,282 in filing fees, $33,558 in professional fees, and $3,703 in travel and promotion.

For the year ended November 30, 2006, the net loss was $711,081 or $0.02 per share compared to the net loss of $447,729 or $0.01 per share (58.82% increase) for the comparable period in 2005. The increase of $263,352 in net loss was primarily due to an increase of $7,371 in automobile expenses, $4,000 in management fees, $28,100 in professional fees, $337,439 in stock based compensation, and $16,010 in travel and promotion, which was offset by a decrease of $102,311 in bank charges and interest, $7,978 in filing fees, and $19,150 in property investigation costs.

## PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

**SELECTED FINANCIAL INFORMATION – Cont'd**

For the year ended November 30, 2005, the net loss was $447,729 or $0.01 per share compared to the net loss of $361,814 or $0.05 per share (23.75% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the increase of $119,703 (2004: $Nil) in stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005. Also, it is due to an increased of $25,000 in consulting fees, $19,914 in interest charges, and $4,947 in filing fees which were offset by the decrease of $68,443 in professional fees, $8,706 in travel and promotion, and $6,716 in office and miscellaneous.

**RESULTS OF OPERATIONS**

Current Quarter

For the quarter ended May 31, 2007, the net loss was $55,048 or $0.001 per share compared to the net loss of $252,644 or $0.007 per share (78.21% decrease) for the comparable period in 2006. The decrease of $197,596 in net loss was primarily due to a decrease of $14,793 in professional fees, and $201,200 in stock based compensation, which was offset by an increase of $8,880 in bank charges and interest, $3,288 in filing fees, $1,039 in office and miscellaneous, and $4,585 in travel and promotion.

During the quarter ended May 31, 2007, the Company incurred automobile expenses of $225 (2006: $135), bank charges and interest of $9,659 (2006: $779), consulting fees of $7,500 (2006: $7,500), filing fees of $7,608 (2006: $4,320), management fees of $7,500 (2006: $7,500), office and miscellaneous of $2,114 (2006: $1,075), professional fees of $4,228 (2006: $19,021), rent of $9,000 (2006: $9,000), transfer agent fees of $1,799 (2006: $1,068), travel and promotion of $5,350 (2006: $765), and recorded amortization of $65 (2006: $81), stock based compensation of $Nil (2006: $201,200), and prior year adjustment of $Nil (2006: $200).

Year-to-Date

For the six months ended May 31, 2007, the net loss was $142,097 or $0.004 per share compared to the net loss of $304,987 or $0.008 per share (53.41% decrease) for the comparable period in 2006. The decrease of $162,890 in net loss was primarily due to a decrease of $7,019 in automobile expenses, $201,200 in stock based compensation, and $11,882 in prior year adjustment, which was offset by an increase of $15,356 in bank charges and interest, $3,282 in filing fees, $33,558 in professional fees, and $3,703 in travel and promotion.

During the six months ended May 31, 2007, the Company incurred automobile expenses of $270 (2006: $7,289), bank charges and interest of $17,938 (2006: $2,582), consulting fees of $15,000 (2006: $15,000), filing fees of $12,540 (2006: $9,258), management fees of $15,000 (2006: $15,000), office and miscellaneous of $3,794 (2006: $3,382), professional fees of $45,328 (2006: $11,770), rent of $18,000 (2006: $18,000), transfer agent fees of $3,106 (2006: $2,173), travel and promotion of $10,992 (2006: $7,289), and recorded amortization of $129 (2006: $162), stock based compensation of $Nil (2006: $201,200), and prior year adjustment of $Nil (2006: $11,882).

## PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

### REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

### EXPENSES

The following table identifies the changes in general and administrative expenses for the six months ended May 31, 2007 and 2006, and the last three fiscal years ended November 30, 2006, 2005 and 2004:

| | +/-* | Six Months Ended 31-May-07 | Six Months Ended 31-May-06 | +/-* | Year Ended 30-Nov-06 | +/-* | Year Ended 30-Nov-05 | Year Ended 30-Nov-04 |
|---|---|---|---|---|---|---|---|---|
| | % | $ | $ | % | $ | % | $ | $ |
| | | Uuaudited | Uuaudited | | Audited | | Audited | Audited |
| Amortization | -20.37 | 129 | 162 | -27.13 | 325 | 58.16 | 446 | 282 |
| Automobile | -96.30 | 270 | 7,289 | 3900.00 | 7,560 | N/A | 189 | - |
| B/C & Interest | 594.73 | 17,938 | 2,582 | -93.00 | 7,702 | 22.10 | 110,013 | 90,099 |
| Consulting fees | N/C | 15,000 | 15,000 | N/C | 30,000 | 500.00 | 30,000 | 5,000 |
| Filing fees | 35.45 | 12,540 | 9,258 | -48.71 | 8,402 | 43.27 | 16,380 | 11,433 |
| Management fees | N/C | 15,000 | 15,000 | 13.33 | 34,000 | N/C | 30,000 | 30,000 |
| Office & misc | 12.18 | 3,794 | 3,382 | -3.61 | 4,384 | -59.62 | 4,548 | 11,264 |
| Professional fees | 285.11 | 45,328 | 11,770 | 38.04 | 101,962 | -48.10 | 73,862 | 142,305 |
| Rent | N/C | 18,000 | 18,000 | N/C | 36,000 | N/C | 36,000 | 36,000 |
| Stock compensation | -100.00 | - | 201,200 | 281.90 | 457,142 | N/A | 119,703 | - |
| Transfer agent | 42.94 | 3,106 | 2,173 | 4.42 | 3,685 | 2.83 | 3,529 | 3,432 |
| Travel & prom | 50.80 | 10,992 | 7,289 | 155.31 | 9,980 | -69.01 | 3,909 | 12,615 |
| Investor relations | N/A | - | - | N/A | 9,939 | N/A | - | - |
| Prior year adjustment | -100.00 | - | 11,882 | N/A | - | N/A | - | - |

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

### SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

| | 2007 | 2007 | 2006 | 2006 | 2006 | 2006 | 2005 | 2005 |
|---|---|---|---|---|---|---|---|---|
| | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net income (loss) | (55,048) | (87,049) | (360,880) | (45,214) | (252,644) | (52,343) | (132,331) | (73,984) |
| Basic/diluted earning (loss) per share | (0.00) | (0.00) | (0.01) | (0.00) | (0.01) | (0.00) | (0.00) | (0.00) |

## PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

### LIQUIDITY AND CAPITAL RESOURCES

At May 31, 2007, the Company had working capital deficiency of $298,976 compared to $332,019 as at May 31, 2006. At the same time, the Company held cash on hand of $282,686 (2006: $65) and liabilities totalled $606,520 (2006: $342,213). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

### SHARE CAPITAL

(a) Authorized:

No maximum common shares, without par value

(b) Issued:

| | 31-May-07 | | 31-May-06 | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| Balance, beginning | 36,052,841 | $4,843,187 | 36,052,841 | $4,843,187 |
| For cash: | | | | |
| - exercising of warrants | 250,000 | 25,000 | - | - |
| - exercising of warrants | 3,000,000 | 300,000 | - | - |
| Reclassification of stock based compensation charges | - | 119,703 | - | - |
| Balance, ending | 39,302,841 | $5,287,890 | 36,052,841 | $4,843,187 |

At May 31, 2007, 87,499 (2006: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

On January 22, 2007, Company issued 250,000 common shares at $0.10 per share (see Share Purchase Warrants).

On May 11, 2007, the Company increased its authorized capital to an unlimited number of shares.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share (see Share Purchase Warrants).

**SHARE CAPITAL – Cont'd**

(c) Share Purchase Warrants:
At May 31, 2007, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held as follows:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| Nil | N/A | N/A |

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of $300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

(d) Stock Option Plan:
The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of May 31, 2007 and May 31, 2006 and changes during the periods then ended is presented below:

| | 31-May-07 | | 31-May-06 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning | 3,605,284 | $ 0.19 | 748,141 | $ 0.25 |
| Granted | - | - | 2,857,143 | 0.18 |
| Expired | (748,141) | 0.25 | - | - |
| Outstanding, ending | 2,857,143 | $ 0.18 | 3,605,284 | $ 0.19 |

## SHARE CAPITAL – Cont'd

At May 31, 2007, 2,857,143 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

| Number of Options | Exercise Price | Expiry Date |
|---|---|---|
| 2,857,143 | $0.18 | March 7, 2008 |

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised.

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended November 30, 2006, the Company recorded a non-cash compensation charge of $457,142 (2005: $119,703) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.16 (2005: $0.16) per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

| | 2006 |
|---|---|
| Risk-free interest rate | 3.98% |
| Dividend yield | Nil |
| Expected stock price volatility | 117% |
| Weighted average expected stock option life | 2 years |

## RELATED PARTY TRANSACTIONS

During the six months ended May 31, 2007, a company controlled by the President of the Company was accrued or paid $15,000 for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $131,641 (2006: $70,733) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

## RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

# PACIFIC TOPAZ RESOURCES LTD.
## Management Discussion and Analysis of Financial Condition and Results of Operations

**FORWARD – LOOKING STATEMENTS**

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

**PACIFIC TOPAZ RESOURCES LTD.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Raymond W. Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **February 28, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: April 30, 2007

*"Raymond W. Roland"*
**Raymond W. Roland**
President & CEO

82-1285

**PACIFIC TOPAZ RESOURCES LTD.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Raymond W. Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **February 28, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: April 30, 2007

*"Raymond W. Roland"*
**Raymond W. Roland**
Chief Financial Officer

82-1285

RECEIVED

2007 AUG 22 A 4:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**PACIFIC TOPAZ RESOURCES LTD.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Raymond W. Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **May 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: July 30, 2007

*"Raymond W. Roland"*
**Raymond W. Roland**
President & CEO

82-1285

**PACIFIC TOPAZ RESOURCES LTD.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Raymond W. Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **May 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: July 30, 2007

*"Raymond W. Roland"*
**Raymond W. Roland**
Chief Financial Officer

82-1285

# *PACIFIC TOPAZ RESOURCES LTD.*

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604)669-5819
Fax: (604)669-5886

June 4, 2007

Trading Symbol: PPZ
12g3-2(b): 82-1285

---

## PACIFIC TOPAZ RE-ELECTS BOARD OF DIRECTORS

---

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** is pleased to announce that at its Annual and Special General Meeting of shareholders held on May 31, 2007, Messrs Raymond Roland, Irvin Ridd, James Boyce and John Rizzuti were re-elected as directors of the Company. Mr. Roland is the President of the Company. Shareholders also approved, by special resolution, a change of the Company's name to a name to be determined by the Board of Directors in order to better reflect the business of the Company.

**PACIFIC TOPAZ RESOURCES LTD.**

Per: "Raymond Roland"
Raymond Roland, President

82-0285

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

June 4, 2007

**Item 3.** **News Release**

News Release dated June 4, 2007 and disseminated to the Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces that at its Annual General Meeting of shareholders held on May 31, 2007, directors were re-elected and shareholders approved a change of the Issuer's name.

**Item 5.** **Full Description of Material Change**

The Issuer is pleased to announce that at its Annual and Special General Meeting of shareholders held on May 31, 2007, Messrs Raymond Roland, Irvin Ridd, James Boyce and John Rizzuti were re-elected as directors of the Issuer. Mr. Roland is the President of the Issuer. Shareholders also approved, by special resolution, a change of the Issuer's name to a name to be determined by the Board of Directors in order to better reflect the business of the Issuer.

**Item 6.** **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Raymond Roland, President – 604.669.5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 12th day of June 2007.

*"Raymond Roland"*
Raymond Roland, President

82-1285

Incorporation No. BC0260471

BUSINESS CORPORATIONS ACT

**ARTICLES**

OF

**PACIFIC TOPAZ RESOURCES LTD.**

(the "Company")

**TABLE OF CONTENTS**


Part 1 – Interpretation

Part 2 – Shares and Share certificates

Part 3 – Issue of Shares

Part 4 – Share Transfers

Part 5 – Acquisition of Shares

Part 6 – Borrowing Powers

Part 7 – Alterations

Part 8 – General Meetings

Part 9 – Proceedings at Meetings of Shareholders

Part 10 – Votes of Shareholders

Part 11 – Directors

Part 12 – Election and Removal of Directors

Part 13 – Proceedings of Directors

Part 14 – Committees of Directors

Part 15 – Officers

Part 16 – Certain Permitted Activities of Directors

Part 17 – Indemnification

Part 18 – Auditor

Part 19 – Dividends

Part 20 – Accounting Records

Part 21 – Execution of Instruments Under Seal

Part 22 – Notices

Incorporation No. BC0260471

BUSINESS CORPORATIONS ACT

**ARTICLES**

OF

**PACIFIC TOPAZ RESOURCES LTD.**

(the "Company")

## PART 1– INTERPRETATION

### 1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

> **"adjourned meeting"** means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;
>
> **"board"** and **"directors"** mean the directors or sole director of the Company for the time being;
>
> **"*Business Corporations Act*"** means the *Business Corporations Act*, S.B.C. 2002, c.57, and includes its regulations;
>
> **"*Interpretation Act*"** means the *Interpretation Act*, R.S.B.C. 1996, c. 238;
>
> **"trustee"**, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

### 1.2 Business Corporations Act definitions apply

The definitions in the *Business Corporations Act* apply to these Articles.

### 1.3 Interpretation Act applies

The *Interpretation Act* applies to the interpretation of these Articles as if these Articles were an enactment.

### 1.4 Conflict in definitions

If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles.

### 1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

## PART 2 – SHARES AND SHARE CERTIFICATES

### 2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

### 2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate and/or written acknowledgment of ownership representing the share or shares of each class or series of shares held by the shareholder.

### 2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

### 2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

### 2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

### 2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

## PART 3 – ISSUE OF SHARES

### 3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

### 3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

## PART 4 – SHARE TRANSFERS

### 4.1 Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

### 4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

### 4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

### 4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares .

### 4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

## PART 5 – ACQUISITION OF SHARES

### 5.1 Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares and to the *Business Corporations Act*, the Company may, if it is authorized to do so by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

### 5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

### 5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the *Business Corporations Act*.

## PART 6 – BORROWING POWERS

### 6.1 Powers of directors

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

## PART 7 – ALTERATIONS

### 7.1 Alteration of authorized share structure

Subject to Article 7.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its issued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure.

### 7.2 Special rights and restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or ordinary resolution, in each case as determined by the directors, create special rights or restrictions for and attach those special rights or restrictions to, the shares of any special class or series of shares, if none of those

shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class of series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

### 7.3 Change of name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

### 7.4 Other alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or ordinary resolution of its directors, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

## PART 8 – GENERAL MEETINGS

### 8.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

### 8.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 8.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

### 8.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

### 8.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

### 8.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

### 8.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

### 8.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

### 8.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 9.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

## PART 9 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

### 9.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;
(ii) consideration of any financial statements of the Company presented to the meeting;
(iii) consideration of any reports of the directors or auditor;
(iv) the setting or changing of the number of directors;
(v) the election or appointment of directors;
(vi) the appointment of an auditor;
(vii) the setting of the remuneration of an auditor;
(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

### 9.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

### 9.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

### 9.4 One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

### 9.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

### 9.6 Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

### 9.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

### 9.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 9.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

### 9.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

### 9.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

### 9.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

### 9.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

### 9.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

### 9.14 Manner of taking a poll

Subject to Article 9.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

  (i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and
  (ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

### 9.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting,

### 9.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

### 9.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

### 9.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

### 9.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

### 9.20 Chair has second vote

In case of an equality of votes, the chair of a meeting of shareholders will, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

### 9.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

### 9.22 Meetings by telephone or other communications medium

A meeting of the Company may be held:

(1) at a location outside British Columbia if that location is:

(a) approved by resolution of the directors before the meeting is held; or

(b) approved in writing by the Registrar of Companies before the meeting is held; and

(2) entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors' resolution prior to the meeting and subject to the *Business Corporations*

*Act*, provided, however, that nothing in this Section shall oblige the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

## PART 10 – VOTES OF SHAREHOLDERS

### 10.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

### 10.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

### 10.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

### 10.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

**10.5 Representative of a corporate shareholder**

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the
notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 10.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

**10.6 When proxy provisions do not apply**

If and for so long as the Company is a public company, Articles 10.7 to 10.13 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

**10.7 Appointment of proxy holder**

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

**10.8 Alternate proxy holders**

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxyholder.

**10.9 When proxy holder need not be shareholder**

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

**10.10 Form of proxy**

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints ...................................... or, failing that person, ......................................, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .......... day of ............................................., .................

...............................................................
Signature of shareholder

**10.11 Provision of proxies**

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

### 10.12 Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

### 10.13 Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

### 10.14 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

### 10.15 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

## PART 11 – DIRECTORS

### 11.1 Number of directors

The number of directors, excluding additional directors appointed under Article 12.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii) under Article 12.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii) under Article 12.4.

**11.2 Change in number of directors**

If the number of directors is set under Articles 11.1(a)(i) or 11.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

**11.3 Directors' acts valid despite vacancy**

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

**11.4 Qualifications of directors**

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

**11.5 Remuneration of directors**

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

**11.6 Reimbursement of expenses of directors**

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

**11.7 Special remuneration for directors**

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

### 11.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

## PART 12 – ELECTION AND REMOVAL OF DIRECTORS

### 12.1 Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 8.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

### 12.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

### 12.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 8.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 8.2, to elect or appoint any directors; then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

**12.4 Places of retiring directors not filled**

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

**12.5 Directors may fill casual vacancies**

Any casual vacancy occurring in the board of directors may be filled by the directors.

**12.6 Remaining directors' power to act**

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the *Business Corporations Act.*

**12.7 Shareholders may fill vacancies**

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

**12.8 Additional directors**

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 8.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

### 12.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 12.10 or 12.11.

### 12.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

### 12.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

## PART 13 – PROCEEDINGS OF DIRECTORS

### 13.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

### 13.2 Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

**13.3 Voting at meetings**

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

**13.4 Meetings by telephone or other communications medium**

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

**13.5 Who may call extraordinary meetings**

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

**13.6 Notice of extraordinary meetings**

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

**13.7 When notice not required**

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 13.9.

**13.8 Meeting valid despite failure to give notice**

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

**13.9 Waiver of notice of meetings**

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

**13.10 Effect of waiver**

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

**13.11 Quorum**

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

**13.12 If only one director**

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

## PART 14 – COMMITTEES OF DIRECTORS

**14.1 Appointment of committees**

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

  (i) the power to fill vacancies in the board,
  (ii) the power to change the membership of, or fill vacancies in, any committee of the board, and
  (iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

**14.2 Obligations of committee**

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

**14.3 Powers of board**

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee,

**14.4 Committee meetings**

Subject to Article 14.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

## PART 15 – OFFICERS

### 15.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

### 15.2 Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

### 15.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

## PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

### 16.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

### 16.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

### 16.3 Professional services by director or officer

Subject to compliance with the provisions of the *Business Corporations Act*, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

### 16.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

## PART 17 – INDEMNIFICATION

### 17.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the *Business Corporations Act.*

### 17.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

## PART 18 – AUDITOR

### 18.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

### 18.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the *Business Corporations Act*, and is effective for one financial year only.

## PART 19 – DIVIDENDS

### 19.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

**19.2 No notice required**

The directors need not give notice to any shareholder of any declaration under Article 19.1.

**19.3 Directors may determine when dividend payable**

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

**19.4 Dividends to be paid in accordance with number of shares**

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

**19.5 Manner of paying dividend**

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

**19.6 Dividend bears no interest**

No dividend bears interest against the Company.

**19.7 Fractional dividends**

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

**19.8 Payment of dividends**

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

### 19.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

## PART 20 – ACCOUNTING RECORDS

### 20.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

## PART 21 – EXECUTION OF INSTRUMENTS UNDER SEAL

### 21.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

### 21.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

## PART 22 – NOTICES

### 22.1 Method of giving notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

**22.2 Deemed receipt of mailing**

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

**22.3 Certificate of sending**

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

**22.4 Notice to joint shareholders**

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

**22.5 Notice to trustees**

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

82-1285

TSX venture EXCHANGE

RECEIVED
2007 AUG 22 A 4:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 30, 2007

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

**Attention: Anthony J. Beruschi**

Dear Sirs\Mesdames:

**Re: Pacific Topaz Resources Ltd. (the "Company") – Submission # 123659**
**Amendment of Articles and Alteration in Capital**

This is to confirm that TSX Venture Exchange (the "Exchange") has accepted for filing the amendment to the Company's Articles which (amongst other things) changes the Company's authorized share capital to an unlimited number of common shares, pursuant to a resolution passed by shareholders on June 30, 2005. Please advise the Exchange once the amendment has been effected.

As a separate matter, we note that the Company's stock option plan has not been filed since it was first approved at the June 30, 2005 shareholder's meeting. Please be reminded that pursuant to Policy 4.4, section 4.1, stock option plans which reserve a rolling 10% of the a company's issued shares must be filed with the Exchange on a yearly basis as well as being approved by shareholders on a yearly basis. We note that the Company will hold its next annual general meeting on May 31, 2007 and ask that after that meeting a filing is made pursuant to Policy 4.4, section 4.1.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Listed Issuer Services

LS\dr

cc: Pacific Topaz Resources Ltd., Via Fax: (604) 669-5886
File: ::ODMA\PCDOCS\DOCP\1851849\1

END